

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Jeffrey Armbrister
Chief Financial Officer
Hamilton Lane Incorporated
110 Washington Street, Suite 1300
Conshohocken, PA 19428

      Re: Hamilton Lane Incorporated
          Form 10-K for the Fiscal Year Ended March 31, 2023
          File No. 001-38021

Dear Jeffrey Armbrister:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance